UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)

WELLS-GARDNER ELECTRIC.

COMMON STOCK

Cusip Number: 949765101

December 31, 2002
(Date of Event which Requires Filing of this Statement)

{x} Rule 13d-1(b)

CUSIP NO. 949765101			13G

1. 	The Killen Group, Inc.
	IRS#23-2213851

2. 	NA

3. 	SEC Use only

4. 	Incorporated in the Commonwealth of Pennsylvania

Number of		5.	Sole Voting Power	 67,041
Shares
Beneficially		6.	Share Voting Power
Owned by
Each			7.	Sole Dispositive Power	118,122
Reporting
Person			8.	Shared Dispositive Power
With

9. Aggregate Amount Beneficially Owned By Each Reporting Person
		118,122

10. Not applicable

11. Percent of Class Represented By Amount in Row 9
		2.0%
12. Type of Reporting Person*
		IA


Item 1.
(a) The Issuer is Wells-Gardner Electric
(b) The Issuers Principal Offices Are Located At

		2701 North Kildare Avenue
		Chicago, IL 60639

Item 2.
The Killen Group, Inc.
(a) The Killen Group, Inc is a person filing this report.
(b) The Killen Group's Address is 1189 Lancaster Avenue,
Berwyn, PA 19312
(c) The Killen Group is a corporation incorporated under the laws of the Commonwealth of Pennsylvania
(d) This filing pertains to the common stock of the Issuer
(e) The CUSIP number for the common stock is 949765101


Item 3.
The Killen Group, Inc. is an Investment Advisor registered under section 203 of the Investment Advisor Act of 1940.

Item 4. Not Applicable.

Item 5.
This statement is being filed to report the fact that The Killen Group, Inc., has ceased to be a beneficial owner of more than 5% of the Issuer's Securities.

Item 6. Not applicable.

Item 7. Not applicable.

Item 8. Not applicable.

Item 9. Not applicable.

Item 10.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer over such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth above in this statement is true, complete and correct.

				Date: February 12, 2003
				The Killen Group, Inc.


				Robert E. Killen
				Robert E. Killen, Chairman & CEO